Mail Stop 0308


      May 5, 2005


VIA U.S. MAIL AND FACSIMILE

Mr. R. Edward Anderson
Chief Executive Officer
Citi Trends, Inc.
102 Fahm Street
Savannah, Georgia 31401

      Re:	Citi Trends, Inc.
      Amendment No. 2 to Registration Statement on Form S-1
      Filed April 29, 2005
      File No. 333-123028

Dear Mr. Anderson:

      We have reviewed the document listed above and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1. Please provide a signed audit report and consent in a pre-effective amendment.

Liquidity Sources, Requirements and Contractual Cash
Requirements...,
page 28
2. We note your response to previous comment 18. Please support your assertion in the Management`s Discussion and Analysis section that "the liquidity discount of a private company relative to a public company average is 30%." Further, please disclose the facts and circumstances occurring during the span of time between the later grant dates and the estimated time of the initial public offering that impacted the change in fair value.

Item 15, Recent Sales of Unregistered Securities, page II-2
3. Please advise us of the difference between the 124,774 options granted in fiscal 2004 with the options shown as being issued under
Item 15. We note the shares and options reflected in Item 15 have not been changed to give effect to the stock split.

*	*	*	*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact David Irving, Staff Accountant, at (202)
551-
3321 or Donna DiSilvio, Senior Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at
(202) 551-3343, Ellie Quarles, Special Counsel, at (202) 551-3238,
or
me at (202) 551-3720 with any other questions.

Sincerely,



H. Christopher Owings
      Assistant Director


cc:	Brian Brennan, Esq.
	Paul, Hastings, Janofsky & Walker LLP
	Via Fax: (212) 230-7736

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Citi Trends, Inc.
May 5, 2005
Page 1